UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/20___ AND ENDING ___12/31/20___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KippsDeSanto & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, Suite 1200
_____
(No. and Street)

Tysons Corner   VA   22182
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gabrielle Halprin
                                              (504) 533-7377
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
_____
(Name – if individual, state last, first, middle name)

4401 Dominion Blvd.   Glen Allen   VA   23060
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Gabrielle Halprin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KippsDeSanto & Company, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Operations Officer

Title

Notary Public FEB 24 2021

CHRISTOPHER J. ROUSE NOTARY PUBLIC COMMISSIONED FOR LIFE NOTARY ID NO. 89437 ORLEANS PARISH, LA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

F I N A N C I A L   R E P O R T

Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 51183

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
KippsDeSanto & Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KippsDeSanto & Company (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2019.

Glen Allen, Virginia
February 12, 2021

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

KIPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Financial Condition
December 31, 2020

Assets:

Cash	$	30,808,625
Accounts receivable		306,260
Other receivables		946
Fixed assets, net		144,831
Deferred tax asset		226,609
Right of use asset, net		2,001,485
Total assets	$	33,488,756

Liabilities:

Accrued expenses	$	81,870
Lease liability		2,074,832
Accrued compensation expenses		13,971,689
Deferred revenue		646,411
Due to affiliates		3,022,415
Total liabilities		19,797,217

Stockholder's equity:

Common stock, no par value; 2,000,000 shares authorized; 1,363,153 issued and outstanding		—
Additional paid-in capital		7,207,138
Retained earnings		6,484,401
Total stockholder's equity		13,691,539
Total liabilities and stockholder's equity	$	33,488,756

See accompanying Notes to the Statement of Financial Condition.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to the Statement of Financial Condition

Note 1—Organization

KippsDeSanto & Company (the "Company") is a wholly owned subsidiary of Capital One, National Association ("CONA"). The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The statement of financial condition of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $2,208,872 at December 31, 2020. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Investment in Certificate of Deposit

The Company had a certificate of deposit at a financial institution that was measured at fair value. The deposit matured on November 2, 2020 and the funds were transferred to the Company's cash account at the financial institution.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to the Statement of Financial Condition (continued)

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses ("CECL"). The Company adopted the standard on January 1, 2020 using the modified retrospective approach. This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes accounts receivable, other receivables, and certain off-balance sheet arrangements. The adoption of this standard did not have a material impact on the Company's statement of financial condition.

The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary as of December 31, 2020.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets that range from 3 to 5 years.

Leases

In accordance with ASU 2016-02 – Leases (Topic 842), the Company records all leasing activity with terms of more than 12 months on the statement of financial condition with a right of use asset and a lease liability based on the net present value of rental payments.

Income Taxes

The Company is included in Capital One Financial Corp's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statement of financial condition. Taxes payable amounts included in due to affiliates totaled $2,764,327 at December 31, 2020.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to the Statement of Financial Condition (continued)

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2020.

Note 3—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA based on an internally calculated allocation of overhead cost.

Various administrative services are provided to the Company by associates of Capital One Securities, Inc. ("COS"), an affiliated broker-dealer. The Company reimburses COS for these services on a monthly basis.

Note 4—Leases

The Company has a lease for office premises that expires in March 2024. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the ASU was adopted based on the present value of the future lease payments using a discount rate of approximately 2.3%, the Company's estimated incremental borrowing rate.

Future maturities of the operating lease liability as of December 31, 2020 are as follows:

2021	$	631,286
2022		648,657
2023		666,507
2024		168,888
		2,115,338
Less: discount to present value		(40,506)
Total	$	2,074,832

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to the Statement of Financial Condition (continued)

Note 5—Property and Equipment

The following table presents property and equipment as of December 31, 2020:

Leasehold improvements	$	99,701
Computer equipment		54,824
Furniture and equipment		61,595
Gross property and equipment		216,120
Less: accumulated depreciation		(71,289)
Property and equipment, net	$	144,831

Note 6—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. Minimum commitments under these contracts as of December 31, 2020 amounts to $79,500 for 2021.

Note 7—Concentration

Approximately 67% of total accounts receivable are due from four clients as of December 31, 2020.

Note 8—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $13,012,893 which was $11,826,510 in excess of the required minimum net capital of $1,186,383. The Company's net capital ratio was 1.4 to 1.

The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

Note 9—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the statement of financial condition is issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence

IPPSDESANTO & COMPANY
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to the Statement of Financial Condition (continued)

about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing the statement of financial condition, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company evaluated subsequent events through February 12, 2021, the date the statement of financial condition was issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the statement of financial condition.